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[LOGO] WILLKIE FARR & GALLAGHER LLP

                                                         787 Seventh Avenue
                                                         New York, NY 10019-6099
                                                         Tel: 212 728 8000
                                                         Fax: 212 728 8111

November 13, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: iShares Trust
    File Nos. 333-92935, 811-09729
    Post-Effective Amendment No. 327

Ladies and Gentlemen:

On behalf of iShares Trust (the "Trust"), we hereby transmit for filing with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933 (the "1933 Act") and the Investment Company Act of 1940 (the "1940 Act"), Post-Effective Amendment No. 327 (the "Amendment") to the Trust's Registration Statement on Form N-1A. The Amendment relates to the iShares S&P India Nifty 50 Index Fund, a series of the Trust (the "Fund"). Pursuant to
Section 310 of Regulation S-T, the Amendment has been tagged to indicate the changes from the Trust's Post-Effective Amendment No. 273 to its Registration Statement filed on August 21, 2009 relating to the Fund. The Amendment is being filed pursuant to Rule 485(b) under the 1933 Act and will become effective Monday, November 16, 2009.

The Amendment is being filed to make such nonmaterial changes as the Trust deems appropriate. We have reviewed the Amendment and represent that it does not contain disclosures that would render it ineligible to become effective pursuant to Rule 485(b) under the 1933 Act.

Please do not hesitate to contact the undersigned at (212) 728-8138 if you have questions or comments or if you require further information.

Sincerely,


/s/ Elliot J. Gluck
----------------------------
Elliot J. Gluck

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